NEWS FROM QVC


For Immediate release
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     WEST CHESTER, PA (February 13, 1994)- QVC (NASDQ:QVCN)
today issued the following statement:

QVC will make no change in its bid. Any speculation to the contrary is inappropriate.

We want to manage Paramount.  We have made the superior bid.
It has no collars, no games, no bells, no whistles and is easily understood.

We are told that the only issue that prevents our winning is the lack of "back-end protection." Those "protections" are a myth. Putting aside that in any real sense the Viacom offer lacks any "back-end protection"- its stock is trading far below the price being "protected"- we believe the focus should be on the upside: the shareholder value that can be created if we are permitted to combine with Paramount pursuant to a sound and rational offer.

We hope we will be judged as much for what we would not offer as by what we have offered. Although we have additional bank funding set aside for this transaction we chose not to use it. We said we would not bid above the prudent value for the company and we haven't. We said we would not compromise the integrity of our Company and its stock and we haven't. QVC has zero bank debt, strong cash flow and a growing business in the beginning cycle of a huge new industry.

We are eager to begin the process of creating shareholder value. It will take time, but with Paramount the proper view is long term. The only good argument is one that contains concrete plans for the rebuilding of current assets and the creation of new ones, not nebulous talk about synergies and unspecified cutbacks.

The hard work ahead at Paramount should not be delayed. We hope we will be doing that work and if we do, then we'll shut up and get on with it.

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Contacts:
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Press:                              Investors:
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Michael Rourke of QVC               William F. Costello of QVC
(212) 371-5999                      (215) 430-8948
Donald Van de Mark of QVC           Diana Brainerd of
(212) 371-5999                      Abernathy/MacGregor/Scanlon
                                    (212) 371-5999